[VICTORY RENEWABLE FUELS, LLC LETTERHEAD]
September 18, 2006
U.S. Securities & Exchange Commission
Attn: Jeffrey P. Riedler
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Victory Renewable Fuels, LLC
Registration Statement on Form SB-2
Filed May 18, 2006
File No. 333-134732
Dear Mr. Riedler:
We are in receipt of your letter dated June 16, 2006 providing comments on our registration statement on Form SB-2 as filed on May 18, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 1 to Form SB-2, which includes the revisions made pursuant to your comments.
Prospectus Cover Page
     1. It is unclear whether you might extend the offering beyond the date that is one year following the effective date of this registration statement. If so, you should say so on the cover page and briefly describe the extension in the summary.
     Answer: We will not extend the offering beyond the date that is one year following the effective date. However, if we sell the maximum number of units prior to one year following the effective date, the offering will end on or about the date that we sell the maximum number of units. Additionally, we may also determine that it is not necessary to sell all available units and we may end the offering any time after we sell the minimum number of units and prior to one year following the effective date.
Risk Factors – page 5
We are not experienced in selling securities and no one has agreed to assist us or purchase any units that we cannot sell ourselves, which may result in the failure of this offering. – page 5
     2. Please refer to Rule 3a4-1 under the 1934 Act. Please provide us with your analysis of the applicability of the safe harbor provided for in the rule to the individuals who will be selling your securities. We may have further comment after reviewing your response.

     Answer: Our directors and officers with the exception of Allen Blauwet and Roger Knoblock, meet all four requirements set forth under Rule 3a4-1 of the Securities Exchange Act of 1934 as can be seen below and therefore should not be required to register as broker dealers under federal law in order to sell the Company’s securities. Allen Blauwet and Roger Knoblock participated in selling the Company’s securities to its seed capital investors. We have revised our registration statement to remove Allen Blauwet and Roger Knoblock from the list of directors to contact regarding the offering. In addition Allen Blauwet and Roger Knoblock will not participate in selling or offering to sell the Company’s securities.
With respect to the remaining directors and officers identified on page 8 of the registration statement, the analysis of our basis for reliance on rule 3a4-1 of the Exchange Act with respect to each element of the Safe Harbor is set forth as follows:
1. The directors and officers referenced as people who will sell on behalf of the registrant are not subject to statutory disqualification, as defined in Section 3a39 of the Act, at the time of their participation.
2. The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions and securities.
3. The directors and officers are not at the time of their participation associated persons of a broker or dealer.
4. The directors and officers meet all of the following conditions:
•	the directors and officers primarily perform or are intended primarily to perform at the end of the offering substantial duties for or on behalf of the registrant, otherwise than in connection with transactions in securities; and

•	the directors and officers were not brokers or dealers or associated persons of a broker or dealer, within the preceding twelve months; and

•	the directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months. The directors and officers identified on amended page 8 of the registration statement as people who will sell on behalf of Victory Renewable Fuels in this offering were not distribution participants in the Company’s seed capital offering. Therefore, their participation in this offering is consistent with Exchange Act Rule 3a4-1(a)(4)(ii)(C) because such directors and officers have not participated in selling an offering of securities for any issuer more than once every 12 months.
We have no experience in the biodiesel industry, which increases the risk of our inability to build and operate the biodiesel plant. – page 7

     3. We note your disclosure that you expect your officers to dedicate between 15 and 20 hours per week to your project. Please clarify if you expect your officers to limit their time to 15 to 20 hours even after your plant is operational.
     Answer: The registration statement has been revised as suggested.
Failure of the production technology or a third party claim of ownership of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of your units. – page 10
     4. We are unable to locate a more detailed discussion of this risk in the body of the prospectus. If you have reason to believe that there are shortcomings in the technology you propose to use, or if you have a reason to believe that a third party has rights to the technology that could cause you to halt or discontinue the production of biodiesel, you should say so here. You should also discuss the situation in greater detail in the “Business” section of the prospectus.
Answer: We know of no third party claim to the technology nor do we have reason to believe that there are shortcomings in the technology. The prospectus has been revised as suggested.
We face substantially different risks in the biodiesel industry than do ethanol manufacturers, and you should not base your decision to invest in us upon any perceived favorable analogies. – page 11
     5. Identify any characteristics of biodiesel fuel that has resulted in a slow rate of acceptance by consumers and opposition from the trucking industry.
     Answer: The main factors cited by the Biodiesel Magazine in its October 2005 issue for the slow rate of acceptance by the trucking industry were problems with accessibility and the cost differential between regular diesel fuel and biodiesel. According to the Biodiesel Magazine, acceptance by the trucking industry has been aided by the biodiesel tax credit legislation which decreased the cost differential between diesel fuel and biodiesel and by increased promotion of biodiesel.
     6. You have stated here that the marketing and transportation network must expand significantly before your biodiesel plant begins production. However, we note that on pages 25 and 59 you state that you expect to begin production and shipment of product to customers between May and August 2007. In an appropriate location in your document, explain what is involved in expanding the marketing and transportation network, whether these are activities you must perform or whether you are reliant on third parties, and your basis for determining that these will be completed by August 2007.
     Answer: The registration statement has been revised as suggested.
Our business is sensitive to feedstock prices. Changes in the prices and availability of our feedstock may hinder our ability to generate revenue and reduce the value of your investment. – page 12

     7. Please explain what the term “feedstock” refers to at the first place you use the term.
     Answer: The prospectus has been revised as suggested.
Dilution — page 20
     8. Please revise your disclosures of the anticipated changes in net tangible book value within the first paragraph to conform to the amounts disclosed within the table presented below or tell us why the amounts do not agree. Additionally, please revise the caption of the first line item to accurately disclose that these amounts are the historical net tangible book value as of February 28, 2006 as opposed to pro forma amounts, or advise us as to the difference between the pro forma and historical amounts.
     Answer: The prospectus has been revised as suggested.
Summary of Promotional and Sales Materials — page 72
     9. We note your statement that you may use promotional and sales materials in connection with this offering. We assume that you are referring to free-writing prospectuses. Please note that you will be required to comply with Rules 164 and 433.
     Answer: During the waiting period, the Company intends to distribute electronic and written communications about the offering pursuant to Rules 164 and 433 under the Securities Act of 1933. The communications will consist of a power point presentation, copies of which will be provided to the SEC examiner under separate cover. The communications will be treated as “free writing prospectuses” under Rules 164 and 433 and will comply with the following four conditions: (i) each free writing prospectus will be filed with the Commission no later than its first day of use; (ii) each free writing prospectus will include a legend stating where a registration statement and statutory prospectus are available; (iii) each free writing prospectus not filed due to similarity with previous filings will be retained for three years; and (iv) each free writing prospectus will be accompanied or preceded by the most recent statutory prospectus. Any communication not preceded or accompanied by the prospectus will comply with Rule 134 of the Securities Act of 1933.
     Once the registration statement is declared effective, the Company intends to continue using these same marketing materials which will be preceded or accompanied by the final prospectus. The Company intends to rely on Rule 172 which allows the delivery requirement to be satisfied by providing access to the final prospectus.
Federal Income Tax Consequences – page 78
     10. Please revise the first paragraph under this heading, to indicate that you have described all of the material tax consequences involved in this offering.

     Answer: The prospectus has been revised as suggested.
     11. In the same paragraph, please delete the statement that investors “should” consult his or her tax advisor. Since investors are entitled to rely on the information in the document, it is inappropriate to say this. We will not object if you say, instead, that you “urge” them to consult their own tax advisor.
     Answer: The prospectus has been revised as suggested
     12. Because Exhibit 8.1 is a “short form” opinion, the disclosure in this section constitutes counsel’s opinion. This is correctly stated in the first sentence of the next to last paragraph on page 78. You need to delete the first sentence of the last paragraph on page 78 because it contradicts that statement. Please revise the disclosure accordingly.
     Answer: The prospectus has been revised as suggested
Additional Updates and Changes by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to our registration statement on Form SB-2 as follows:
We have increased our total project cost to $55 million and therefore increased our minimum and maximum offering amount and the corresponding range of debt financing. These increases have in turn caused changes to our dilution, capitalization, use of proceeds, and beneficial owner information. We received a non-binding preliminary budget from our general contractor, Renewable Energy Group (REG), to design and build the biodiesel plant with an estimated contract price of approximately $39 million. Through additional discussions with REG we believe the construction costs will increase from $39 million to approximately $42 million and start up expenses will increase from approximately $11 million to approximately $13 million. Consequently, the total project cost has been modified to reflect these circumstances not anticipated at the initial time of filing.
We have included three additional material contracts with this Pre-Effective Amendment No. 1: Exhibit 10.5 is a phase II consulting agreement with our project consultant Ag Visions Enterprises, LLC. Exhibit 10.6 is an Agreement for Pre-Construction Services with our general contractor REG. Exhibit 10.7 is a Consent to Assignment of our Phase 1 and Phase 2 Services Agreements to Renewable Energy Group, Inc.
We have updated our audited financial statements with unaudited interim financial statements for the period ending May 31, 2006.
Other Non-Substantive Revisions
In addition to the above-described updates and substantive revisions, we have also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Status of Review of Form SB-2 by the Iowa, Minnesota and South Dakota Securities Departments
Iowa: We have received comments from the State of Iowa. Enclosed with this letter is a copy of the comments. In addition, our responses to the Commission are enclosed herein.
Minnesota— We have received comments from the state of Minnesota. Enclosed with this letter are copies of the comments to the Commission. We will address the comments from Minnesota in a 2nd Pre-effective Amendment.
South Dakota— South Dakota has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Sincerely,

/s/ Allen Blauwet

Allen Blauwet, President
Enclosure